July 24, 2024

Brandon Hetzel
Chief Financial Officer and Treasurer
AFC Gamma, Inc.
525 Okeechobee Boulevard, Suite 1650
West Palm Beach, FL 33401

       Re: AFC Gamma, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2023
           File No. 001-39995
Dear Brandon Hetzel:

       We have reviewed your filing and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2023
General

1. Please provide a detailed legal analysis addressing the following considerations under the
       Investment Company Act of 1940 (the    Investment Company Act   ). For
each item, where
       applicable, please provide your analysis (i) as of the most recent fiscal quarter end; and
       (ii) based on the company's expectations (a) immediately following the contribution of assets, liabilities, and business related to the spin-off of SUNS, and
(b) following the
       completion of the spin-off on a going-forward basis.

                Please provide a detailed legal analysis regarding whether the company (and its
              subsidiaries) meets the definition of an    investment company
under Section
              3(a)(1)(A) of the Investment Company Act. Please address, in detail, each of the factors outlined in Tonapah Mining Company of Nevada, 26 SEC 426
(1947) and
              provide legal and factual support for your analysis of each factor.

                Please provide a detailed legal analysis regarding whether the company and each of
              its subsidiaries meets the definition of an    investment company
   under Section
 July 24, 2024
Page 2

           3(a)(1)(C) of the Investment Company Act. Please include all relevant calculations under Section 3(a)(1)(C) as of the most recent fiscal quarter end, identifying each constituent part of the numerator(s) and denominator(s). Please also describe and discuss any other substantive determinations and/or characterizations of assets that are material to your calculations.

             Notwithstanding the generality of the foregoing comments, to the extent the company and its subsidiaries intend to rely on the exclusion from the
definition of    investment
           company    provided by Section 3(c)(5)(C) of the Investment Company
Act, please
           identify and provide a detailed legal analysis of Commission statements or other applicable precedent to support your determination that the company is not engaged in the business of issuing redeemable securities, face-amount certificates of the installment type or periodic payment plan certificates and that the company is primarily engaged in purchasing or otherwise acquiring mortgages and other liens on and interests in real estate for purposes of Section 3(c)(5)(C) of the Investment
           Company Act. In particular, as part of your analysis and consistent with the framework discussed in Companies Engaged in the Business of Acquiring Mortgages
           and Mortgage-Related Instruments, Investment Company Act Release No. 29778
           (August 31, 2011), please explain how the company (and its subsidiaries) intend to treat each category of assets that it holds, or proposes to hold, as qualifying
           interests,       real estate-type interests,    or    miscellaneous
investments.    Please provide
           comprehensive, detailed support on a category-by-category basis, including citations to any relevant Commission statements, or other applicable precedent.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Frank Knapp at 202-551-3805 or Jennifer Monick at 202-551-3295 if you
have questions regarding comments on the financial statements and related matters. Please contact Catherine De Lorenzo at 202-551-3772 or Isabel Rivera at 202-551-3518 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Real
Estate & Construction